December 12, 2014

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Attention: Mr. John Spitz

Re:	The First Marblehead Corporation

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 10, 2014

File No. 001-31825

Dear Mr. Spitz:

This letter relates to the letter, dated December 10, 2014 (the “Letter”), from Michael Volley of the Staff of the U.S. Securities and Exchange Commission to Daniel Meyers, Chief Executive Officer of The First Marblehead Corporation (the “Company”).

On behalf of the Company, and as discussed by telephone with you on December 12, 2014, we have requested an extension of time to respond to the Letter for several reasons. First, the Company’s second fiscal quarter ends on December 31, and over the next several weeks the Company will be focusing on quarter-end related matters. Second, the Company will be working with its staff as well as its independent registered public accounting firm, KPMG LLP, and other advisors to respond to the comments in the Letter. The Company anticipates that, in light of the holidays, many employees and advisors will be taking time off. Accordingly, as we discussed, this letter confirms that the Company will respond to the Letter on or before Friday, January 9, 2015.

If you require additional information, please do not hesitate to contact me at 617-526-6832.

Sincerely,

/s/ Susan W. Murley

Susan W. Murley

cc:	Mr. Alan Breitman

Suzanne Murray, Esq.